EXHIBIT 99.1
                                                                  ------------


PRECISION DRILLING TRUST
Consolidated Balance Sheets

                                                 SEPTEMBER 30,    September 22,
                                                          2005             2005
--------------------------------------------------------------------------------
                                                   (unaudited)
ASSETS

Current assets:
     Cash                                           $    1,100          $   100

--------------------------------------------------------------------------------
                                                    $    1,100          $   100
================================================================================




LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
     Promissory note (Note 2)                        $   1,000          $     -


Unitholders' equity:
     Trust units (Note 3)                                  100              100

Subsequent event (Note 4)
--------------------------------------------------------------------------------
                                                     $   1,100         $    100
================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED BALANCE SHEETS.

PRECISION DRILLING TRUST
Notes to Consolidated Balance Sheets (unaudited)

================================================================================


1.   BASIS OF PRESENTATION:

     Precision Drilling Trust (the "Trust") is an unincorporated open-ended trust governed by the laws of the Province of Alberta and created pursuant to a Declaration of Trust dated September 22, 2005.

     The consolidated balance sheets include the accounts of the Trust and its subsidiaries, all of which are wholly-owned as at September 30, 2005.

     A statement of cash flows has not been prepared as it is management's opinion that no meaningful additional information would be provided.


2.   PROMISSORY NOTE:

     The promissory note is payable on demand with no fixed terms of repayment and bears interest at 6% per annum. Interest on this note from the date of issue (September 23, 2005) to September 30, 2005 has not been accrued in these statements as the amounts are not material.



3.   UNITHOLDERS' CAPITAL:

     (a) Authorized:

         Unlimited number of Trust Units

         Unlimited number of Special Voting Units

     (b) Issued and outstanding:

                                                             NUMBER OF
                                                             TRUST UNITS  AMOUNT
                                                             -----------  ------

     Issued on initial organization on September 22, 2005        1         $ 100
     ---------------------------------------------------------------------------
     Balance, September 30, 2005                                 1         $ 100
     ===========================================================================


4.   SUBSEQUENT EVENTS:

     On November 7, 2005, the Trust, Precision Drilling Limited Partnership ("PDLP"), 1194312 Alberta Ltd., Precision Drilling Corporation ("Precision"), and 1195309 Alberta ULC completed an Arrangement Agreement (the "Arrangement") dated September 29, 2005, the purpose of which was to convert Precision and its business from a corporate structure into an income trust structure. Pursuant to the Arrangement, Precision and certain of its subsidiaries amalgamated and continued as one corporation. Upon completion of the Arrangement, all of the shares of Precision were owned by PDLP and indirectly by the Trust.

PRECISION DRILLING TRUST
Notes to Consolidated Balance Sheets (unaudited), page 2

================================================================================

     On November 18, 2005 the Trust declared a distribution of $0.27 per unit, resulting in a payment of $ 33,874,610 on December 15, 2005 as settlement of this distribution.

     On December 19, 2005 the Trust announced a distribution of $0.27 per unit and a special distribution of $0.022 per unit. It is anticipated $ 36,634,763 will be paid in settlement of these distributions on January 17, 2006.